
07005543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45321

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFS Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

500 Boylston Street
(No. and street)

Boston	**MA**	**02116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randolph J. Verzillo **(617) 954-5445**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
202
SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Randolph J. Verzillo, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to MFD Distributors, Inc. for the year ended December 31, 2006, are true and correct, and such consolidated financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2/27/07

Treasurer
Title

Karen Marie Long
Notary Public



On this 27 day of February, 2007 before me, the undersigned notary public, personally appeared Randolph J Verzillo, proved to me satisfactory evidence of identification, which were MA State Drivers Lic, to be the person whose name is signed on the preceding or attached document in my presence.

Karen Marie Long
Karen Marie Long
My commission expires March 26, 2010

This report contains (check all applicable boxes):

- (x) Independent Auditors' Report
- (x) (a) Facing Page
- (x) (b) Consolidated Statement of Financial Condition
- ( ) (c) Consolidated Statement of Income (Operations)
- ( ) (d) Consolidated Statement of Cash Flows
- ( ) (e) Consolidated Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ( ) (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) Notes to Consolidated Financial Statements
- ( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
- (x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- ( ) (l) An Oath or Affirmation
- ( ) (m) Copy of the SIPC Supplemental Report
- ( ) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc:

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Massachusetts Financial Services Company) as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes A and B, the statement of financial condition includes substantial allocations to and from the Company's Parent and its affiliates and is not necessarily indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

Deloitte & Touche LLP

February 23, 2007

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

(amounts in thousands except share and per share amounts)

ASSETS:		
Cash and cash equivalents	$	81,544
Investments		3,424
Receivables		3,850
Prepaid expenses		2,270
TOTAL ASSETS	$	91,088
LIABILITIES:		
Accounts payable and accrued expenses	$	50,861
Accrued compensation		17,922
Due to Parent and its affiliates, net		8,826
TOTAL LIABILITIES		77,609
Commitments and contingencies		
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value;		
Authorized 3,000 shares		
Issued and outstanding, 1,000 shares		1
Additional paid-in capital		18,025
Accumulated deficit		(4,547)
TOTAL STOCKHOLDER'S EQUITY		13,479
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	91,088

MFS FUND DISTRIBUTORS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
($'s in thousands)

A. Summary of Significant Accounting Policies:

Business and organization

MFS Fund Distributors, Inc. (the "Company") is a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent" or "MFS"). The Parent is a majority-owned subsidiary of Sun Life of Canada (US) Financial Services Holdings, Inc., which is ultimately a majority-owned subsidiary of Sun Life Financial, Inc. ("Sun Life"). The Company provides distribution and administrative services to investment companies for which the Parent is the investment advisor. The Company's business and results of operations are, to a significant extent, dependent on the magnitude and composition of assets under management by its Parent, which include domestic and international equity and debt portfolios. Therefore, fluctuations in financial markets and in the magnitude of assets under management by its Parent impact the Company's operating results. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

The statement of financial condition was prepared from the separate records maintained by the Company, which include significant allocations from and transactions with its Parent and the Parent's affiliates, and are not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. The Company has received significant subsidies from its Parent pursuant to a loss indemnification agreement described in Note B. The Parent has indicated that this agreement will be in place for at least the next fiscal year.

Use of estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and investments in U.S government securities and commercial paper purchased with a maturity of three months or less.

Investments

Investments consist of investments in separately managed accounts and investment company shares for which the Parent is the investment advisor. The Company determines the appropriate classification of marketable securities at the time of purchase. Investments are reported at fair market value.

A. Summary of Significant Accounting Policies (continued):

Financial instruments

The carrying amounts reported in the statement of financial condition for cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. Investments are reported at fair value.

Income taxes

The Company is included in the consolidated federal tax return of a Sun Life affiliate and the combined Massachusetts state tax return of the Parent. Income tax amounts are allocated among members of the consolidated and combined tax groups based upon separate return calculations. Based upon the Company's operating results, including the impact of the loss indemnification agreement with its Parent (Note B), there was no current or deferred income tax liability at December 31, 2006.

B. Related Party Transactions:

The Company's Statement of Financial Condition includes significant allocations from, and transactions with, its Parent and affiliates as discussed in Note A. Pursuant to a Loss Indemnification Agreement (the "Agreement") between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year. The Agreement provides that the Company will be reimbursed for any net operating and non-operating loss it incurs during any year. In the event that the Company has net operating income in any year, including revenues assigned to the Company by the Parent or expenses assumed by the Parent from the Company, the amount of such operating income will be applied as a credit against any future payments due from the Parent to the Company under the terms of the Agreement. Upon termination of the Agreement, the amount of any unapplied credit shall be paid to the Parent by the Company; provided, however, that the amount of such payment shall not exceed the total amount of all payments previously made by the Parent to the Company.

"Due to Parent and its affiliates, net" includes amounts payable to the Parent and its affiliates of $9,068 and amounts receivable from the Parent's affiliates of $242. The Company pays no interest on the amounts due to its Parent or its affiliates and there is no contractual due date for intercompany balances, although the Company generally settles these balances on a monthly basis.

The Company's Parent is committed to long-term operating and capital leases for certain equipment, office and processing facilities used by the Company that expire on various dates through 2013.

($'s in thousands)

C. Net Capital Requirements:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2006, the Company had net capital of $9,556 which exceeded its required net capital of $5,190. The Company's aggregate indebtedness to net capital ratio was 8.15 to 1 at December 31, 2006.

D. Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under the provision of subparagraph (k)(2)(i) thereof.

E. Commitments and Contingencies:

Indemnities

In the normal course of its business, the Company has entered into agreements that include indemnities in favor of third parties, such as distribution agreements and service agreements. It is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Parent, on behalf of the Company, also maintains insurance policies that may provide coverage against certain of these claims.

Legal proceedings

The Parent and certain of its subsidiaries (including the Company), affiliates and current and former employees have been named as defendants in multiple lawsuits in U.S. federal and state courts (commenced as class actions or individual actions, as ERISA actions or as derivative actions), relating to the matters that led to the settlements between the Parent and U.S. regulators in 2004. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed the Parent's internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by the Parent to support the distribution of MFS fund shares and inadequately disclosed the Parent's use of fund assets in this manner. The plaintiffs in the lawsuits relating to market timing and related matters generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney's fees and costs, and other equitable and declaratory relief. The plaintiffs in the lawsuits alleging improper brokerage allocation

E. Commitments and Contingencies (continued):

Legal proceedings (continued)

practices and excessive compensation generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney's fees and costs. The actions assert that some or all of the defendants violated U.S. federal securities laws, the *Employee Retirement Income Security Act of 1974 (ERISA)*, as well as fiduciary duties and other violations of common law. The Parent and the Company continue to defend these actions. The Parent and the Company cannot predict the outcome of these actions with certainty; however, any losses incurred by the Company as a result of the settlement of these matters would be indemnified under the Agreement (see Note B). Therefore, the Company believes that the outcome of these actions will not have a material impact on the Company's financial position.

The Company is also involved in legal proceedings and litigation arising in the ordinary course of business. The outcome of such proceedings and litigation pending is not expected to materially impact the Company's financial position.

******

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 23, 2007

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of MFS Fund Distributors, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 23, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END